

September 26, 2011

Via E-mail
Mr. Michael McNaughton
Chief Operating Officer
Rouse Properties, Inc.
110 N. Wacker Drive
Chicago, IL 60606

> **Re:** **Rouse Properties, Inc.**
> **Form 10**
> **Filed August 29, 2011**
> **File No. 001-35287**

Dear Mr. McNaughton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10

General

1. Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Item 15. Financial Statement and Exhibits

2. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file the tax opinion referred to on page 84 of the Information Statement with your next amendment, please provide a draft

copy for us to review. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Exhibit 99.1

Information Statement Summary

Our Business, page 1

3.   Please clarify if GGP is contributing all its Class B assets to you. In the event that certain Class B assets are being retained by GGP, please discuss why the particular assets being contributed were selected for contribution.

4.   Please disclose in this section what liabilities are being assumed by you as part of the separation.

Real Estate Property Net Operating Income and Core Net Operating Income, page 9

5.   Please clarify if lease termination fees are included in net operating income, to the extent such fees are material.

6.   Please tell us if management views same store net operating income as a key performance indicator.

Funds from Operations, page 10

7.   Please clarify that you use the NAREIT definition of FFO.

Risk Factors

Our substantial stockholders may exert influence over us that may be adverse…, page 23

8.   We note from your disclosure that affiliates of Brookfield, Pershing Square Capital Management and Blackstone will own more than fifty percent of your common stock following the distribution. Please discuss how this complies with the rule requiring that no more than fifty percent of a REIT's outstanding shares may be held by five or fewer investors. To the extent non-compliance with this REIT requirements presents a material risk to your business, please discuss in a separate risk factor.

Cautionary Statement Regarding Forward-Looking Statements, page 24

9.   We refer to the second sentence in this section and your definition of a forward-looking statement, which incorporates all statements other than statements of historical facts. This definition of a forward-looking statement is too broad. Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

10.   Please provide a more detailed analysis of your anticipated uses of cash in 2012, including debt principal and interest payments, dividend commitments, anticipated capital expenditures (including those related to your long-term redevelopment project), and other material cash uses. Please describe the sources of cash you anticipate using for these purposes.

11.   Please include disclosure analyzing how any financial covenants in your indebtedness may restrict your ability to incur additional debt to finance your long-term redevelopment project.

12.   We note Brookfield will provide a credit facility and/or a backstop commitment. To the extent that the relevant terms of such borrowings are known prior to the effectiveness of your offering, please provide such terms including amounts available to you, interest, maturity date, collateral requirements (if any), and any other material terms.

Contractual Cash Obligations and Commitments, page 44

13.   It appears you have ground leases where you are the lessee. Please tell us how you determined it was unnecessary to include your obligation related to these ground leases in your contractual obligations table. Refer to Item 303 of Regulation S-K.

14.   Please revise your filing to include a contractual obligations table for your pro forma financial data.

Operating Metrics, page 56

15.   We note your definition of average effective gross rent disclosure in the tables on page 56. Please advise us how tenant concessions impact this calculation. Note that we believe the term "net effective rent" as used in Form S-11 refers to the rent rate as adjusted for tenant concessions. We may have further comment.

16.   We refer to footnote 2 in the table and note that the average effective gross rent presented excludes tenants with spaces in excess of 10,000 square feet. Please

provide an explanation as to why you believe it is appropriate to exclude these tenants from the average effective gross rent calculation.

17.   Please include a discussion of your leasing results for the prior fiscal year, including a discussion of new rental rates in relation to prior rental rates.

Lease Expirations, page 56

18.   Please discuss the relationship between current market rents and rents for those leases that will expire in the coming fiscal year.

19.   We refer to footnote 2 in the table and note that leases paying percentage rates are excluded from the expiring rate calculation. Please provide the number of leases that pay percentage rates and are excluded from the calculation, if material.

Management, page 62

20.   Please identify all persons who intend to serve as members of your board of directors at the time of the distribution and provide the disclosure required by Item 401 of Regulation S-K.

Description of Indebtedness, page 71

21.   We note $353 million of existing debt will need to be retired with replacement financing prior to the distribution. To the extent that the relevant terms of such replacement financing is known prior to the effectiveness of your offering, please provide such terms including amounts available to you, interest, maturity date, collateral requirements (if any), and any other material terms.

Material United States Federal Income Tax Consequences, page 83

22.   We note your disclosure on page 84 that you will receive an opinion of counsel that you will qualify as a REIT. Please file such an opinion as an exhibit to the Form 10.

Financial Statements

Audited Financial Statements of RPI Businesses

Notes to Combined Financial Statements

Note 3 Acquisitions and Intangibles, page F-20

23.   In light of your allocation of a portion of the estimated purchase price to in-place leases, please tell us how you determined it was appropriate to allocate an amount for deferred expenses, net.

Note 10 Commitments and Contingencies, page F-27

24.   It appears you have ground leases where you are the lessee. Please tell us how you
        determined it was unnecessary to disclose the future minimum rental payments
        required as of the date of the latest balance sheet presented, in the aggregate and for
        each of the five succeeding fiscal years. Refer to paragraph 2 of ASC 840-20-50.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

        You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin
Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding
comments on the financial statements and related matters. Please contact Kristina Aberg,
Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 with any other questions.

                                                    Sincerely,

                                                    /s/ Sonia Gupta Barros

                                                    Sonia Gupta Barros
                                                    Special Counsel

cc: Heather L. Emmel, Esq.